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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
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Forum Energy Technologies, Inc.
(Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation)	001-35504 (Commission File Number)	61-1488595 (I.R.S. Employer Identification No.)
920 Memorial City Way, Suite 1000 Houston, Texas 77024 (Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 949-2500
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Forum Energy Technologies, Inc. (the “Company”) is a global oilfield products company, serving the subsea, drilling, completion, production and infrastructure sectors of the oil and natural gas industry. The Company designs, manufactures and distributes products and engages in aftermarket service, part supply and related services that complement the Company’s product offering. The Company is committed to maintaining the highest standard of ethical conduct and is concerned with humanitarian and environmental abuses associated with the mining, transportation and trade of certain minerals from conflict-affected regions of the world, including the Democratic Republic of Congo (the “Covered Countries”). To that end and in connection with the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Company is compelled to determine whether its products contain tantalum (columbite-tantalite), tin (cassiterite), tungsten (wolframite), or gold sourced from the Covered Countries and were used to finance armed group in such regions (collectively, "Conflict Minerals").

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report

Each of the Company’s six product lines (Subsea Technologies, Downhole Technologies, Drilling Technologies, Flow Equipment, Production Equipment and Valve Solutions) reviewed its materials, parts, products and/or product families to determine whether Conflict Minerals were present in each product and, if present, whether Conflict Minerals were necessary to the functionality of such product. From this inquiry, the Company developed a supplier list for each product line. The Company then requested that each supplier identified on the supplier list as supplying products or materials containing or possibly containing Conflict Minerals complete the EICC GeSI Conflict Minerals Reporting Template to determine the reasonable country of origin of any such products or materials.

Approximately 35% of the identified suppliers responded to the Company’s request for information. Of the suppliers that did respond, the Company conducted a further review of the responses to determine if each supplier’s products or materials were (1) Conflict Minerals Free, (2) not Conflict Minerals Free, (3) or Conflict Minerals Undeterminable.

The Company’s conclusion for each product line is that it is undeterminable for this reporting year whether the Company’s products contain Conflict Minerals. A copy of this Form SD, the attached Conflict Minerals Report and the Company’s Conflict Minerals Policy can be found on the Company's website at http://www.F-E-T.com.

Item 1.02 Exhibit

A copy of the Company's Conflict Minerals Report is filed as Exhibit 1.01.

SECTION 2 -- EXHIBITS
Item 2.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORUM ENERGY TECHNOLOGIES, INC.
Date:	May 30, 2014	By:	/s/ James W. Harris
		Name:	James W. Harris
		Title:	Senior Vice President and Chief Financial Officer